Exhibit 99.31

NEWS RELEASE

Gunnison Copper Corp. Announces AGM Results

June 26, 2025

Gunnison Copper Corp. (TSX: GCU) (OTCQX: GCUMF) (FSE: 3XS0) ("Gunnison" or the “Company”) reports that the nominees listed in the management information circular for the 2025 Annual General Meeting of shareholders were elected as directors of Gunnison. Detailed results of the vote for the election of directors held at the Annual General Meeting on June 26, 2025 in Vancouver, B.C., are set out below:

	Votes for	% Votes for	Votes withheld	% Votes withheld
Stephen Twyerould	175,940,917	99.76	417,815	0.24
Colin Kinley	175,910,917	99.75	447,815	0.25
Fred DuVal	174,947,547	99.20	1,411,185	0.80
Michael Haworth	175,908,117	99.74	450,615	0.26
Joseph Gallucci	175,926,317	99.76	432,415	0.24
Jason Howe	175,934,117	99.76	424,615	0.24

Shareholders at the Annual General Meeting also voted in favour of: (i) setting the number directors at six; and (ii) appointing PricewaterhouseCoopers LLP as auditors.

For more information on Gunnison, please visit our website at www.GunnisonCopper.com.

ON BEHALF OF THE GUNNISON BOARD

"Stephen Twyerould"

President & CEO

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Shawn Westcott

T: 604.365.6681

E: info@GunnisonCopper.com

www.GunnisonCopper.com